Purchase Agreement

As of October 17, 2022,

This exclusive purchase agreement (the “Purchase Agreement”) is made between VV Markets, LLC (“Purchaser” or “us”) and Vinvesto, Inc. (“Seller” or “you”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”).

Key Deal Points

-The purchaser shall pay and deliver the purchase price following notice from the Seller that all of the Assets have been acquired and all consideration for the Assets paid to the relevant third parties by the Seller, and subject to the qualification by the SEC of the Purchaser’s investment offering and the investment of sufficient funds in that offering.

-The Purchaser and Seller agree to take reasonable steps to confirm the method and time of payment of the Purchase Price, including any information that the Purchaser requires to initiate a wire transfer to the Seller.

-We have agreed with you to a purchase price and form of consideration to be paid for each Asset, as outlined below.

Your Rights and Obligations

-You have the ability to supply the Assets listed in the Asset Table.

-Upon trade settlement, you will store, maintain, and insure the Asset(s) as part of your inventory and consistent with the manner in which they were stored, maintained, and insured prior to the date of this Purchase Agreement.

-You will provide us with reasonable access to the Asset(s) for the creation of marketing materials.  Marketing materials remain our property.

-Right to possession of the Assets shall transfer to the Purchaser upon payment of the Purchase Price. It is the Seller’s duty to ensure the Assets are delivered to the Purchaser or to the Purchaser’s designated storage facility in the same condition as when purchased by the Seller.

-Upon the completion of the offering, you will continue to store, maintain, and insure the assets, in exchange for the payment of storage fees.

The Results:

-Upon the successful completion of the relevant offering through the Vint platform, you will receive payment of the Consideration for the associated Asset, as outlined below, and we will assume title in, and take possession of, the Asset(s), unless otherwise mutually agreed by you and us.

Other:

-This Purchase Agreement may be modified or amended only with the prior written consent of both Purchaser and Seller.

Asset Table

Italian Rarities Collection
Wine	Vintage	Bottles	% Weighting of Collection (as per acquisition price)
Conterno Monfortino Riserva	2013	12	19.27%
Conterno Monfortino Riserva	2013	6	9.64%
Conterno Monfortino Riserva	2010	1	5.78%
Soldera Case Basse	2016	6	6.44%
Soldera Case Basse	2016	18	19.31%
Soldera Case Basse	2013	18	18.79%
Soldera Case Basse	2011	6	6.29%
Masseto	2015	9	14.47%

Description:	Italian Rarities Collection
Total Acquisition Cost:	$58,774.84
Consideration:
Cash (%)	$58,774.84 (100%)
Equity (%)	(0%)
Total	$58,774.84
Other Terms:

Acknowledged and Agreed:

/s/Nicholas King	/s/Nicholas King

VV Markets, LLC	Vinvesto, Inc.
Name: Nicholas King	Name: Nicholas King
Title: Managing Member	Title: CEO